SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Issuer)

QUILMES INDUSTRIAL S.A.

(Translation of Issuer’s Name into English)

Class B Common Shares, without par value

American Depositary Shares, each of which represents 2 Class B Common Shares,

without par value, evidenced by American Depositary Receipts

(Title of Class of Securities)

74838Y20

(CUSIP Number)

Mr. Roberto Moses Thompson Motta

BRC S.à.R.L

73 Côte d’Eich

 L-1450, Luxembourg

352 40 45 46

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

David Mercado, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

August 27, 2004

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 74838Y20

1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 64.8%*
14	Type of Reporting Person (See Instructions) HC

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 74838Y20

1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 64.8%*
14	Type of Reporting Person (See Instructions) IN

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 74838Y20

1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 64.8%*
14	Type of Reporting Person (See Instructions) IN

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 74838Y20

1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 64.8%*
14	Type of Reporting Person (See Instructions) IN

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition. In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1.

Security and Issuer.

This Report on Schedule 13D relates to the Class B common shares, without par value (the “Quinsa Class B Shares”), of Quilmes Industrial (Quinsa) Société Anonyme, a Luxembourg corporation (“Quinsa”).  The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts (“ADRs”). The address of Quinsa’s principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 2.

Identity and Background.

(a), (b), (c), (f)

  This Schedule 13D is being filed by (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”) and (iv) Marcel Herrmann Telles, a Brazilian citizen (“Mr. Telles”) (collectively, the “Reporting Persons”).

BRC is an investment company, the assets of which include 141,712,000 Class B certificates of Stichting Interbrew, a foundation organized under the laws of the Netherlands (the “Stichting”), each of which represents one ordinary share (the “InBev Ordinary Shares”) of InBev SA, formerly Interbrew S.A., a corporation organized under the laws of the Kingdom of Belgium (“InBev”). InBev indirectly holds 16,120,095,142 common shares of AmBev (the “AmBev Common Shares”) and 11,398,181,319 preferred shares of AmBev (the “AmBev Preferred Shares”) in aggregate (representing approximately a 69% voting interest and a 50% economic interest in AmBev), which it received pursuant to the terms of the Contribution and Subscription Agreement and the Incorporação Agreement, as described below. The address of BRC’s principal offices (where BRC carries out its principal business) is 73 Côte d’Eich, L-1 450, Luxembourg. The name, citizenship, business address and present principal occupation or employment of each of the directors of BRC are set forth in Annex A to this Schedule 13D.

BRC is indirectly controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles through various entities. Messrs. Lemann, Telles and Sicupira indirectly own, respectively, 50%, 25% and 25% of S-BR Global Investments Limited, a company incorporated under the laws of the Bahamas (“S-BR Global”), which, in turn, indirectly owns approximately 90.78% of the voting shares and 81.63% of the total capital stock of BRC.

Mr. Lemann is a partner of GP Investimentos Ltda. and a director of BRC, the Stichting, InBev and AmBev.  His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil.

Mr. Sicupira is a partner of GP Investimentos Ltda. and a director of BRC, the Stichting, InBev and AmBev.  His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil.

Mr. Telles is a partner of GP Investimentos Ltda. and a director of BRC, the Stichting, InBev and AmBev.  His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, 4th Floor, São Paulo, SP, Brazil.

(d), (e)

  During the last five years, none of BRC, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of BRC or any person controlling BRC or any executive officer or director of a controlling shareholder of BRC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On March 3, 2004, BRC and various other entities controlled by Messrs. Lemann, Telles and Sicupira (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting, Eugénie Patri Sébastien S.A., an entity controlled by the Belgian families that founded InBev (“EPS”), and InBev (the “Contribution and Subscription Agreement”) with respect to the contribution by BRC of all of the issued and outstanding shares of AmBev common stock owned by the SB Group Companies to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev.

On the same date, AmBev entered into an Incorporação Agreement (the “Incorporação Agreement”) with InBev, Labatt Brewing Canada Holding Ltd., a company organized under the laws of the Bahamas (“Mergeco”) and an indirect wholly owned subsidiary of InBev, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada (“Labatt”), relating to the merger of Mergeco into AmBev such that Labatt would become an indirect wholly owned subsidiary of AmBev in exchange for the issuance by AmBev to a subsidiary of InBev of 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and which indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev Common Shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordin ary shares to BRC.  In accordance with the Contribution and Subscription Agreement and the Interbrew Shareholders Agreement (described below), BRC transferred the 141,712,000 InBev Ordinary Shares to the Stichting in exchange for Class B Stichting certificates, each certificate representing one InBev Ordinary Share.

Also on August 27, 2004, the transactions contemplated by the Incorporação Agreement were consummated. AmBev issued 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares to a subsidiary of InBev and Labatt became an indirect wholly owned subsidiary of AmBev.

Item 4.

Purpose of Transaction.

(a)

As a result of the consummation of the transactions described above, (i) InBev indirectly owns 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares, representing approximately a 69% voting interest and 50% economic interest in AmBev; (ii) BRC owns 141,712,000 Class B Stichting certificates, representing 141,712,000 InBev Ordinary Shares (approximately 24.7% of InBev’s issued and outstanding capital stock); and (iii) the Stichting, which is jointly and equally controlled by BRC and EPS, holds 321,712,000 InBev Ordinary Shares (approximately 56% of InBev’s issued and outstanding capital stock).

In accordance with Brazilian corporate law and the Contribution and Subscription Agreement, InBev (directly or through one of its subsidiaries) is required to launch a mandatory tender offer (the “tender offer”) for all of the remaining outstanding AmBev Common Shares owned by the public. The tender offer is expected to be launched within approximately six months of August 27, 2004. The terms of the tender offer will be subject to the approval of the Comissão de Valores Mobiliários, the Brazilian securities commission. Assuming full acceptance of the tender offer by the public holders of AmBev Common Shares (other than the Fundação (defined below), which has agreed not to tender its AmBev Common shares in the tender offer), InBev would hold approximately 84% of the voting interest and 56% of the economic interest in AmBev.

The information contained in Item 6 below and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Item 5.

Interest in Securities of the Issuer.

(a)

Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)

Rows (7) through (10) of the cover pages to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c)

There were no transactions in the Quinsa Class B Shares that were effected during the past sixty days by the Reporting Persons, or by any executive officer or director of such Reporting Person, other than those described in Items 3 and 4 above.

(d)

Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 above and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

As described above, on August 27, 2004, BRC transferred its 141,712,000 InBev Ordinary Shares to the Stichting in exchange for 141,712,000 Class B Stichting certificates.  EPS, an entity controlled by the Belgian families that founded InBev, currently holds 180,000,000 Class A Stichting certificates, representing 180,000,000 InBev Ordinary Shares.  The 321,712,000 InBev Ordinary Shares held by the Stichting on behalf of BRC and EPS represent approximately 56% of all issued and outstanding InBev Ordinary Shares.

As discussed more fully below, the Stichting is a foundation organized under Dutch law which is jointly and equally controlled by BRC and EPS. The Stichting votes all of the InBev Ordinary Shares held by it at general and extraordinary meetings of InBev and receives all dividends in respect of the InBev Ordinary Shares held by it for distribution to its certificate holders. The Class A Stichting certificates and Class B Stichting certificates are identical in all material respects.

A.

The following are brief summaries of certain agreements with respect to InBev and AmBev:

I.

The Interbrew Shareholders Agreement

In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, Rayvax Societe d’ Investissements SA (“Rayvax”), and the Stichting entered into a shareholders agreement (the “Interbrew Shareholders Agreement”). The Interbrew Shareholders Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting and addresses, among other things, certain matters relating to the governance and management of the Stichting and InBev as well as the transfers of interests in the Stichting and InBev. Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the InBev Ordinary Shares held by the Stichting. The Stichting is managed by an eight-member board of directors, and each of BRC and EPS has the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any actions taken by the Stichting board, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the InBev Ordinary Shares it holds on behalf of BRC and EPS, including how the Stichting’s InBev Ordinary Shares are to be voted at all general and extraordinary shareholder meetings of InBev, are made by the Stichting board. In addition, the Interbrew Shareholders Agreement provides that the board of directors of InBev shall have between 12 and 14 members, four of which are nominated by EPS, four of which are nominated by BRC and four to six of which are independent directors nominated by the Stichting’s board.

The Interbrew Shareholders Agreement requires the Stichting’s board to meet prior to each shareholder meeting of InBev to determine how the Stichting’s InBev Ordinary Shares will be voted.  In addition, the Interbrew Shareholders Agreement requires InBev’s by-laws to require shareholders’ approval with a qualified majority of 75% with respect to a number of significant matters affecting InBev, including issuances of stock, mergers, large acquisitions and dispositions and changes in InBev’s dividend policy. The Interbrew Shareholders Agreement also provides for InBev’s by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of InBev’s CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

The Interbrew Shareholders Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS.  In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement provides for a “buy/sell” procedure by which the party that desires to vote in favor of the particular matter (the “approving party”) may require that the other party (the “dissenting party”) take one of two actions: the dissenting party must either buy the approving party’s Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The “buy/sell” procedure will not be exercisable by either BRC or EPS for the first five years afte r August 27, 2004 and will also impose a 360-day “cooling off” period before the procedure may be exercised following any deadlock.

The Interbrew Shareholders Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates and, consequently, their InBev Ordinary Shares held through the Stichting. EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Class A Stichting certificates (representing 180,000,000 InBev Ordinary Shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Class B Stichting certificates (representing 141,712,000 InBev Ordinary Shares). In addition, under the Interbrew Shareholders Agreement, EPS and BRC have agreed not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the Contribution and Subscription Agreement. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting’s organizational documents (Conditions of Administration and By-Laws) and InBev’s By-laws, which reflect and implement the agreements contained in the Interbrew Shareholders Agreement, took effect upon the closing of the Contribution and Subscription Agreement.

II.

The Lock-Up Agreement

In connection with the Contribution and Subscription Agreement, on March 2, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 InBev Ordinary Shares that are not held by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates for the benefit of BRC and InBev that, beginning July 1, 2005, they will effect any sales of InBev Ordinary Shares not required to be held by the Stichting pursuant to the Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the InBev Ordinary Shares.

III.

The AmBev Shareholders’ Agreement

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, a foundation organized under the laws of Brazil (“Fundação”), Braco Investimentos and ECAP are parties to a shareholders’ agreement (the “AmBev Shareholders’ Agreement”), originally entered into on July 1, 1999, with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders’ Agreement, the parties have agreed that each of Fundação, Braco Investimentos and ECAP will have proportional representation on the board of directors of AmBev and its subsidiaries, with Fundação’s representation limited to a maximum of four directors, appointable for so long as Fundação holds a specified minimum number of AmBev Common Shares.  On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares.  If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity.

Furthermore, the AmBev Shareholders’ Agreement also initially contained, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure, attachment, judicial surety or any other restrictive measure, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders’ Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundação to purchase shares of the other parties, in the event of any proposed transfer by their controlling shareholders.

The First Amendment to the AmBev Shareholders’ Agreement, dated as of March 3, 2004, amended the original AmBev Shareholders’ Agreement to, among other things, (i) eliminate the rights of first refusal mentioned in items (a) and (e) of the paragraph above, (ii) subject to certain limited exceptions, restrict the disposal of shares, directly or indirectly, by the shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, (iii) terminate the provisions relating to the buy-sell rights of the shareholders, and (iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco Investimentos and ECAP to accelerate the termination of the AmBev Shareholders’ Agreement in the event that the current procedure for the election of the members of the Board of Trustees of th e Fundação is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundação.

IV.

The Shareholders’ Voting Rights Agreement

On August 31, 2004, Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd., and Santa Paciencia Ltd. (collectively, the “Parties”), with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global Investments Limited (“BR Global”), Braco Management Inc. (“Braco-M”), Rougeval Limited (“Rougeval”), Tinsel Investments Inc. (“Tinsel”) and BRC as acknowledging parties, entered into a shareholders’ voting rights agreement (the “Shareholders’ Voting Rights Agreement”) with respect to Mr. Lemann’s, Mr. Sicupira’s and Mr. Telles’ respective indirect interests in each of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel, BRC, the Stichting and InBev (the “Controlled Companies”).  Each of the Parties owns 25% of S-BR Global, which indirectly owns 90.78% of the voting shares and 81.63% of the total capital stock of BRC.  Mr. Lemann owns two of the Parties and Mr. Telles and Mr. Sicupira each own one of the Parties.  In the Shareholders’ Voting Rights Agreement, each of the Parties and Mr. Lemann, Mr. Sicupira and Mr. Telles agreed to exercise their respective influence in the Controlled Companies in full compliance with the terms of the Shareholders’ Voting Rights Agreement.  The Parties agreed that the Board of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC shall each consist of four members. Each block of voting shares representing 25% of the voting shares of S-BR Global shall entitle its owner(s), at all times, to designate (i) one member of the Board of each of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC and (iii) 25% of the members of the Board of each of the Stichting and InBev and the respective alternate members that BRC is entitled to nominate.  The Parties further agreed that resolutions concerning the Controlled Companies relating to certain issues may only be approved by prior unanimous vote of the Parties.  On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues.  The Shareholders’ Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles and their respective direct descendants can hold shares of the Controlled Companies and (b) prohibiting the pledging of shares of any of the Controlled Companies by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

The parties to the Shareholders’ Voting Rights Agreement are also parties to a shareholders’ property rights agreement (the “Shareholders’ Property Rights Agreement”) entered into on August 31, 2004. The Shareholders’ Property Rights Agreement relates to and regulates the rights and obligations of the parties in connection with the disposition of shares of S-BR Global and other related matters.

The Interbrew Shareholders Agreement, the Lock-Up Agreement, the AmBev Shareholders’ Agreement and the Shareholders’ Voting Rights Agreement are hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

B.

The following are brief summaries of certain agreements among AmBev, BAC and Quinsa:

I.

The Stock Purchase Agreement.

Pursuant to a stock purchase agreement dated May 1, 2002 (as amended, the “Stock Purchase Agreement”), between AmBev and BAC, AmBev acquired from BAC 230,920,000 Class A common shares, without par value, of Quinsa (collectively, with any other Class A shares of Quinsa, the “Quinsa Class A Shares”) for an aggregate purchase price of US$ 346,380,000.  In addition, pursuant to the Stock Purchase Agreement, BAC granted AmBev a call option (the “Call Option”) to acquire the remaining 373,520,000 Quinsa Class A Shares held by BAC (the “Remaining Quinsa Shares”) in exchange for newly issued shares of AmBev, which Call Option may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and AmBev has granted BAC a put option (the “Put Option” and, together with the Call Option, the “Options”) to sell to AmBev the Remaining Quinsa Shares in exchange for newly issued shares of AmBev, which Put Option may be exercised by BAC beginning in April 2003 and in April of each year thereafter.  Furthermore, in the event of a change of control of AmBev, BAC may accelerate and exercise its Put Option immediately, and on or after January 31, 2006, both the Call Option and the Put Option described above will be deemed to have been exercised on the 30th day prior to the consummation of the change of control of AmBev.

The number of shares of AmBev that would be issued to BAC in the event the Options are exercised will be calculated pursuant to valuation formulas described in Schedule 1.04 to the Stock Purchase Agreement.  These formulas are based on Quinsa’s and AmBev’s “EBITDA”, which is defined as the consolidated gross profit minus selling, general and administrative expenses (including direct distribution expenses) plus depreciation and amortization of each of Quinsa and AmBev, adjusted for minority interests in subsidiaries and adjusted on a pro forma basis for acquisitions and dispositions.  The formulas will be applied, and the share exchange will be effected, in two stages.  In the first stage, AmBev’s EBITDA multiple will be determined based on AmBev’s enterprise value, defined as AmBev’s 90-day weighted share price multiplied by AmBev’s total shares outstanding plus consolidated net debt, divided by AmBev’s EBITDA for the prior fiscal year.  Quinsa’s equity value will be determined by applying AmBev’s multiple (or a fixed multiple of 8.0 if so elected by BAC) to Quinsa’s EBITDA for the prior fiscal year and subtracting Quinsa’s consolidated net debt reflected on its most recent balance sheet.  The number of AmBev shares to be issued to BAC will be calculated as Quinsa’s equity value multiplied by certain discount factors and divided by AmBev’s 90-day weighted average share price.  In the first stage, 75% of the total number of AmBev shares determined in accordance with the formula will be issued to BAC in exchange for 75% of the Remaining Quinsa Shares.

The number of AmBev shares issued in the first stage is, however, a preliminary determination of the total number of AmBev shares to be issued to BAC in exchange for the Remaining Quinsa Shares.  In the second stage, the actual total number of AmBev shares to be issued in exchange for the total Remaining Quinsa Shares will be determined, subject to the ceiling and floor described below.  In the second stage, which will occur one year after the consummation of the first stage, the formulas will be applied in a similar fashion based on Quinsa’s and AmBev’s EBITDA for the prior two fiscal years, and the final number of AmBev shares to be issued to BAC will be determined, provided that the number of AmBev shares issued to BAC in the second stage will not exceed 66.67% of the shares issued to BAC in the first stage.  The number of AmBev shares determined in the second stage (less the shares i ssued in the first stage), if any, will be issued to BAC in exchange for the balance of the Remaining Quinsa Shares.  If the number of AmBev shares determined in the second stage is less than the number of AmBev shares issued in the first stage, the balance of the Remaining Quinsa Shares will be delivered to AmBev, but all the AmBev shares issued to BAC in the first stage will be retained by BAC.

However, in the event of an accelerated exercise of the Put Option and Call Option in connection with a change of control of AmBev, the first stage and second stage will occur simultaneously and the valuation formulas will be calculated based on Quinsa’s and AmBev’s EBITDA for the four full fiscal quarters preceding the 30th day prior to the consummation of the change of control.

In the share exchange, the proportion of AmBev common shares and AmBev preferred shares issued to BAC will be approximately 40% common and 60% preferred.

Pursuant to the Stock Purchase Agreement, during the period between the first stage and the second stage, AmBev will cause the businesses of Quinsa and its subsidiaries to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted.

BAC’s right to exercise the Put Option has been triggered by the consummation of the transactions contemplated by the Contribution and Subscription Agreement.  On July 16, 2004, BAC and AmBev entered into a letter agreement (the “Letter Agreement”) to establish certain procedures relating to the exercise of the Put Option, including the establishment of a time frame for BAC’s delivery of the notice specifying whether or not BAC will exercise its Put Option.  In addition, pursuant to the terms of the Letter Agreement, the parties also agreed that BAC may receive cash or InBev shares in exchange for any AmBev Common Shares it acquires upon exercise of the Put Option should BAC elect to sell such AmBev Common Shares to InBev by exercising its tag-along rights pursuant to the Share Transfer Agreement (described below).  The Letter Agreement is attached hereto as an Exhibit and hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

II.

Registration Rights Agreement.

Further, pursuant to the Stock Purchase Agreement, BAC and AmBev have entered into a registration rights agreement (the “AmBev Registration Rights Agreement”) pursuant to which AmBev has agreed, subject to the terms and conditions contained in the AmBev Registration Rights Agreement (including the exercise of the Options), to grant to BAC and BAC’s ultimate beneficial owners, or family members thereof, certain rights to have AmBev register their shares for public sale in the United States to allow for or facilitate the sale and distribution of the shares of AmBev received by them as a result of the consummation of the Options.

III.

Share Pledge Agreement.

In addition, pursuant to the Stock Purchase Agreement, BAC has agreed not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) or permit any lien to exist on (collectively, “Transfer”), or consent to or permit any Transfer of, any Quinsa Class A Shares or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer (including any profit sharing or other derivative arrangement) of any of Quinsa Class A Shares or any interest therein, to any person other than its affiliates, family members, AmBev or its designee.  In order to ensure delivery of the Remaining Shares free and clear of all liens and encumbrances, BAC, AmBev and Quinsa have entered into a Share Pledge Agreement dated January 31, 2003 (the “Pledge Agreement”), pursuant to which BAC has pledged all 373,520,000 of the Remaining Quinsa Shares as security for th e performance of its obligations under the Stock Purchase Agreement.

IV.

Quinsa Shareholders Agreement.

Pursuant to the Stock Purchase Agreement, AmBev, BAC and Quinsa have entered into a shareholders agreement (the “Quinsa Shareholders Agreement”) pursuant to which certain matters relating to the voting, transfer and issuance of Quinsa shares will be governed.  Pursuant to the Quinsa Shareholders Agreement, Quinsa has granted to AmBev certain preemptive rights with respect to Quinsa Class B Shares.  Pursuant to the terms of the Quinsa Shareholders Agreement and based on AmBev having acquired 12 million Quinsa Class B Shares in addition to the 26,388,914 Quinsa Class B Shares AmBev acquired pursuant to the Share Exchange Agreement dated May 1, 2002, between AmBev and Quinsa (the “Share Exchange Agreement”), if Quinsa at any time proposes to effect a capital increase through the issue of shares, or any right, warrant, option or other security which, directly or indirectl y, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in (“Rights”) any class or series of such shares, BAC and Quinsa will have the right to subscribe for their proportionate percentage of such shares or Rights.

Pursuant to the Quinsa Shareholders Agreement, Quinsa has agreed not to, directly or indirectly, purchase any shares of capital stock of Quinsa or QIB (collectively, “Third Party Shares”) until the earlier of (i) the second anniversary of the date of execution of the Quinsa Shareholders Agreement or (ii) the date on which AmBev shall have acquired an aggregate of 12 million Quinsa Class B Shares, in addition to the Quinsa Class A Shares and Quinsa Class B Shares acquired by AmBev pursuant to the Share Exchange Agreement or the Stock Purchase Agreement.  Quinsa has the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value, if and when the Quinsa board of directors decides to exercise such right.  AmBev acquired the additional 12 million Quinsa Class B Shares during 2003.

Other than the Quinsa Class A Shares and the 12 million Quinsa Class B Shares that AmBev acquired pursuant to the Stock Purchase Agreement and the Quinsa Shareholders Agreement, pursuant to the Quinsa Shareholders Agreement, AmBev has agreed not to acquire any additional Quinsa Class A Shares, Quinsa Class B Shares or any interest therein.

In addition, pursuant to the Quinsa Shareholders Agreement, BAC has agreed not to, and not to permit any of its affiliates to, directly or indirectly, sell, or Transfer or permit any lien, mortgage, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever (“Lien”) to exist on the Remaining Quinsa Shares or any shares of BAC or any Rights in respect of such Remaining Quinsa Shares or shares of BAC, either voluntarily or involuntarily and with or without consideration, except for, in the case of the Remaining Quinsa Shares, Transfers to AmBev and in the case of shares of BAC, Transfers to AmBev or any beneficial owner of shares of BAC on May 1, 2002, or affiliates or family members thereof.

Pursuant to the Quinsa Shareholders Agreement, except as provided therein, BAC has agreed not to (i) directly or indirectly, purchase or otherwise acquire any Quinsa Class A Shares or Quinsa Class B Shares, (ii) permit any family member of a beneficial owner of shares of BAC (a “Family Member”) to, directly or indirectly, purchase or otherwise acquire more than 500,000 Quinsa Class A Shares or more than 500,000 Quinsa Class B Shares and (iii) directly or indirectly, purchase or otherwise acquire, or permit any Family Member to purchase or otherwise acquire, other shares of capital stock of Quinsa (or any interest in, or Rights in respect of, any Quinsa Class A Shares or Quinsa Class B Shares (other than those permitted to be acquired pursuant to clause (ii) above or any other shares) except by way of share dividends or distributions on the Remaining Quinsa Shares or as a result of a Transfer that is no t prohibited pursuant to the Quinsa Shareholders Agreement.

Pursuant to the Quinsa Shareholders Agreement, until the date on which AmBev has issued to BAC all the newly issued shares of AmBev as a result of the consummation of the Options (i) AmBev will not, and will not permit any of its affiliates to, directly or indirectly Transfer or permit the Transfer (to any person other than an affiliate of AmBev) of, any of the Quinsa Class A Shares and Quinsa Class B Shares held by AmBev (including, without limitation the Quinsa Class B Shares issued pursuant to the Share Exchange Agreement) as of January 31, 2003, or (ii) create, assume or suffer to exist any Lien on any of the Quinsa Class A Shares owned by AmBev as of January 31, 2003.

Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate 50% of the directors (and their respective alternates) constituting the Quinsa board of directors (the “Quinsa Board”) and, in the case of each board of directors of a Quinsa subsidiary (“Subsidiary Board”), 50% of the number of directors (and their respective alternates) that BAC is entitled to nominate under such subsidiary’s charter documents or by-laws, any existing shareholders agreement or applicable law.  If either AmBev or BAC has less than the Requisite Percentage, then each of AmBev and BAC shall have the right to nominate a number of directors proportionate to their percentage share of the Quinsa Class A Shares, the Quinsa Class B Shares and any other shares of Quinsa having a right to vote at an y meeting of shareholders, determined by multiplying their percentage share of the Voting Interest (as defined below) by the number of directors constituting the entire Quinsa Board (or, in the case of any Subsidiary Board, the number of directors BAC is entitled to nominate) and rounding upward or downward to the nearest whole number.  “Requisite Percentage” means (a) in the case of AmBev, 40% or more of the aggregate number of votes entitled to be cast at any meeting of Quinsa shareholders by all the Quinsa shares entitled to vote owned by AmBev and BAC (“Voting Interest”) and (b) in the case of BAC, 40% or more of the Voting Interest, provided that (i) if BAC’s percentage share of the Voting Interest is reduced to less than 50% as a result of the transfer of Remaining Quinsa Shares to AmBev, then BAC shall be deemed not to have the Requisite Percentage and (ii) for purposes of determining whether BAC owns the Requisite Percentage, BAC shall be deemed to own all Remaining Quin sa Shares held by an escrow agent from time to time under an Escrow Agreement dated January 31, 2003 (the “Escrow Agreement”), among BAC, AmBev and The Bank of New York, as escrow agent.  Pursuant to the Escrow Agreement, BAC has deposited in escrow 60,000,000 Quinsa Class A Shares with the escrow agent.  The escrow agent is required to vote these shares only upon receipt of joint instructions from BAC and AmBev.  As of January 31, 2003, AmBev’s and BAC’s respective percentage share of the Voting Interest is 40.789% and 59.211%.  AmBev’s acquisition of the additional 12 million Quinsa Class B Shares it was permitted to purchase pursuant to the Quinsa Shareholders Agreement, as described above, did not affect BAC’s Requisite Percentage.  Upon the consummation of the Options, BAC will cease to have the Requisite Percentage.

Notwithstanding the foregoing, on such date when AmBev issues to BAC the remaining portion of AmBev shares in exchange for the Remaining Quinsa Shares, all rights of BAC to nominate directors shall terminate immediately, the directors nominated by BAC shall resign effective upon such date and, as promptly as practicable thereafter, including by means of calling a shareholders’ meeting, the Quinsa Board and each Subsidiary Board shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any other shareholders under any subsidiary’s charter or by-laws or any existing shareholders agreement to nominate directors.

Pursuant to the Quinsa Shareholders Agreement, for so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC will have the right to elect a Co-Chairman of the Quinsa Board and for so long as AmBev and BAC each have the Requisite Percentage, AmBev and BAC will jointly appoint a Chairman of each Subsidiary Board.

V.

The Share Transfer Agreement and the AmBev Governance Agreement.

Pursuant to the Stock Purchase Agreement, BAC, Braco Investimentos, ECAP, Fundação and AmBev are parties to the AmBev Share Transfer Agreement and the AmBev Governance Agreement.  Pursuant to the Share Transfer Agreement, among other things, (i) BAC has agreed not to Transfer any common shares of AmBev held by BAC, except for Transfers to affiliates or family members (“Permitted Transferees”), other than in accordance with the provisions of the AmBev Shareholders Agreement, (ii) BAC and its Permitted Transferees have granted Braco Investimentos and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not Transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco Investimentos and ECAP, (iii) Braco Investim entos and ECAP have granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as Braco Investimentos and ECAP in connection with any sale by Braco Investimentos and ECAP of more than 50% of the AmBev shares held by Braco Investimentos and ECAP to a third person or any sale of a majority of the outstanding shares of Braco Investimentos and ECAP, (iv) BAC and its Permitted Transferees have granted Braco Investimentos and/or ECAP drag-along rights pursuant to which in the event that Braco Investimentos or ECAP propose to sell in a bona fide arm’s-length sale more that 50% of their common shares of AmBev to any unaffiliated third party, Braco Investimentos and ECAP have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco Investimentos and ECAP, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian corporation law.  Pursuant to the AmBev Governance Agreement, among other things, (i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the Options and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the Options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.

The Stock Purchase Agreement, the Registration Rights Agreement, the Share Pledge Agreement, the Quinsa Shareholders Agreement, the Share Transfer Agreement, the AmBev Governance Agreement, the Interbrew Shareholders Agreement, the Lock-Up Agreement, the AmBev Shareholders’ Agreement, as amended, and the Shareholders’ Voting Rights Agreement are hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Quinsa, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.

Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3

Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4

Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5

Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6

Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7

AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8

AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9

Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10

Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11

Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12

Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13

Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14

First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15

Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation).

2.17	Stichting By-laws (English Translation).

2.18	Stichting Conditions of Administration (English Translation).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa.

2.20	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles.

ANNEX A

Information Required as to Directors of BRC S.à.R.L.*

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Partner of GP Investimentos Ltda.; director of BRC, the Stichting, InBev and AmBev
Jorge Paulo Lemann	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Partner of GP Investimentos Ltda.; director of BRC, the Stichting, InBev and AmBev
Carlos Alberto da Veiga Sicupira	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Partner of GP Investimentos Ltda.; director of BRC, the Stichting, InBev and AmBev
Roberto Moses Thompson Motta	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Partner of GP Investimentos Ltda.; director of BRC, the Stichting and InBev; member of the Board of Directors of Quinsa and QIB
Alex Schmitt	Luxembourg	44 Rue de la Vallée 2661 Luxembourg (Luxembourg)	Partner of Bonn Schmitt Steichen; director of BRC

*BRC currently has no executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2004

BRC S.À.R.L.
By
/s/ Carlos Alberto da Veiga Sicupira
Name: Carlos Alberto da Veiga Sicupira
Title: Officer

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 2004

JORGE PAULO LEMANN
by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 2004

CARLOS ALBERTO DA VEIGA SICUPIRA
by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 2004

MARCEL HERRMANN TELLES
by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3

Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4

Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5

Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6

Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7

AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8

AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9

Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10

Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11

Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12

Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13

Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14

First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15

Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation).

2.17	Stichting By-laws (English Translation).

2.18	Stichting Conditions of Administration (English Translation).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa.

2.20	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles.